                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)



                              K N Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  482620101
                    -------------------------------------
                                CUSIP Number


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).





                    (Continued on the following pages(s))

CUSIP No. 482620101                                        13-G

1.       Name of Reporting Person and I.R.S. Identification No.:
         Employees Retirement Fund Trust Profit Sharing Plan of K N Energy, Inc. 74-2291387

2.       Member of a Group:  Not applicable.

3.       SEC USE ONLY:

4.       Citizenship or Place of Organization:  Kansas

5.       Sole Voting Power:  1,825,626 on December 31, 1995

6.       Shared Voting Power: -0-

7.       Sole Dispositive Power:  1,825,626 on December 31, 1995

8.       Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,825,626 held for participants in the Plan

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
         Not applicable.

11.      Percent of Class Represented by Amount in Row 9:  6.46%

12.      Type of Reporting Person:  EP

SCHEDULE 13G

Item 1  (a).     Name of Issuer:  K N Energy, Inc.

Item 1  (b).     Address of Issuer's Principal Executive Offices:

                 370 Van Gordon Street, P.O. Box 281304, Lakewood, Colorado 80228-8304

Item 2  (a).     Name of Person(s) Filing:

                 Employees Retirement Fund Trust Profit Sharing Plan of K N Energy, Inc.

Item 2  (b).     Address of Principal Business Office:

                 370 Van Gordon Street
                 P.O. Box 281304
                 Lakewood, Colorado  80228-8304

Item 2  (c).     Citizenship or Place of Organization:      Kansas

Item 2  (d).     Title of Class of Securities:     Common Stock

Item 3           The person filing this Schedule 13G:

                 Employee Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.          Reference is made to Items 5-11 on the cover sheet of this
                 Schedule 13G

Item 5.          Ownership of Five Percent or Less of a Class:

                 Not applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another
                 Person:

                 All shares reported herein are held on behalf of the participants in the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding
                 Company:

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group:

                 Not applicable.

Item 9.          Notice of Dissolution of Group:

                 Not applicable.

Item 10.         Certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 11, 1996


EMPLOYEES RETIREMENT FUND TRUST
PROFIT SHARING PLAN OF
K N ENERGY, INC.


By:   /s/ William S. Garner, Jr.
    ------------------------------------
      William S. Garner, Jr.
      Vice President, General Counsel
       and Secretary